UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission file number 001-34886

Elster Group SE
(Translation of Registrant’s Name into English)

Frankenstrasse 362
45133 Essen
Germany

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

This Report on Form 6-K contains the quarterly report for the third quarter ended September 30, 2011 of Elster Group SE dated November 3, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELSTER GROUP SE

By:	/s/ Christoph Schmidt-Wolf
Name:	Christoph Schmidt-Wolf
Title:	Managing Director and Chief Financial Officer

By:	/s/ Thomas Preute
Name:	Thomas Preute
Title:	Managing Director and Chief Legal Officer

Date: November 3, 2011

Elster Group SE

Quarterly Report for the Three and Nine Months

Ended September 30, 2011

Table of contents

Presentation of Financial and Other Information	i
Special Note Regarding Forward-Looking Statements	i
Unaudited Condensed Consolidated Interim Financial Statements	F-1
Management’s Discussion and Analysis of Financial Condition and Results of Operations	1
Legal Proceedings	16
Risk Factors	17

In this Report, references to:

•	“we”, “us”, “our company”, “our group”, “Elster”, “Elster Group” and the “Group” refer to Elster Group SE and, unless the context otherwise requires, to our subsidiaries; and

•	“Report” refers to this Current Report on Form 6-K containing information for the nine-months period ended September 30, 2011.

Presentation of Financial and Other Information

Our condensed consolidated financial statements are prepared in accordance with U.S. GAAP and expressed in U.S. dollars. In this Report, references to “dollars,” “$” or “USD” are to U.S. dollars. References to “euro,” “€” or “EUR” are to euro, the single currency of the participating member states in the Third Stage of the European Economic and Monetary Union, or EMU, of the Treaty Establishing the European Community, as amended from time to time. References to “pounds sterling,” “£” or “GBP” are to the British pound sterling. The noon buying rate of the Federal Reserve Bank of New York for the euro on October 28, 2011 was €1.00 = $1.4164.

Our financial year ends on December 31 of each year. References to any financial year refer to the year ended December 31 of the calendar year specified.

Figures presented in tabular format may not add up to the total or percentages presented due to rounding.

We also present financial information that we calculate by translating the results from our entities that have functional currencies other than the U.S. dollar into dollars using the exchange rates of the prior year. We refer to this presentation as “constant currency.” The most important of these other functional currencies is the euro and to a lesser extent the pound sterling.

Special Note Regarding Forward-Looking Statements

This Report contains forward-looking statements. Elster may also make written or oral forward-looking statements in its reports filed with or furnished to the Securities and Exchange Commission on Forms 20-F and 6-K, in its offering prospectuses, in press releases and other written materials and in oral statements made by Administrative Board members, managing directors or employees to third parties. Statements that are not historical facts, including statements about Elster’s beliefs and expectations, are forward-looking statements and include generally any information that relates to expectations for revenue or earnings per ADS or other performance measures. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “thinks,” “estimates,” “seeks,” “predicts,” “views,” “potential” and similar expressions. These statements are based on current plans, estimates, assumptions and projections, and therefore readers should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and Elster undertakes no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. Elster cautions you that a number of important factors could cause actual results to differ materially from those expressed in any forward-looking statement. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Elster’s control, including those described in the sections “Special Note Regarding Forward-Looking Statements” and “Risk Factors” of the Annual Report on Form 20-F dated March 10, 2011 filed with the U.S. Securities and Exchange Commission. Important factors that could cause actual results to differ materially from those in the forward-looking statements include: negative worldwide economic conditions; instability and volatility in the worldwide financial markets; growth expectations for Elster’s industry; the extent of the revenues Elster derives from sales to the utility industry; the transition to more advanced technology in the industry, including increasing competition from industries Elster previously viewed as distinct from Elster’s; Elster’s ability to develop new products and technologies and the extent of the revenues Elster derives from Smart Grid technology; possible changes in current and proposed legislation, regulations and governmental policies, including with respect to radio frequency licensing and certification requirements; the fluctuations of Elster’s operating results due to the effect of exchange rates; volatility in the prices for, and availability of, components, raw materials and energy used in Elster’s businesses including as a result of disruptions to the supply chain resulting from the earthquake and tsunami in Japan earlier in 2011 and the flooding in Thailand in fall 2011; Elster’s ability to raise capital to refinance its indebtedness; Elster’s ability to manage its outsourcing arrangements; or other factors.

Unaudited Condensed Consolidated Interim Financial Statements

INDEX TO FINANCIAL STATEMENTS

Page
Condensed Consolidated Interim Financial Statements (unaudited)
Consolidated Statements of Operations for the three and nine months ended September 30, 2011 and 2010	F – 2
Consolidated Balance Sheets as of September 30, 2011 and December 31, 2010	F – 3
Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2011 and 2010	F – 5
Notes to the Condensed Consolidated Financial Statements	F – 6

Elster Group SE
Consolidated Statements of Operations
(in thousands of U.S. Dollar ($), except per share data)
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
Revenues	$464,427	$451,302	$1,394,980	$1,282,582
Cost of sales	-318,331	-310,615	-943,884	-885,220
Gross profit	$146,096	$140,687	$451,096	$397,362

Operating Expenses
Selling expenses	-45,344	-41,383	-136,713	-122,159
General and administrative expenses	-30,699	-23,729	-104,725	-93,602
Research and development expenses	-25,127	-22,588	-78,599	-63,969
Other operating income (expense), net	168	5,823	1,297	5,442
Operating income	$45,094	$58,810	$132,356	$123,074
Non-Operating Expenses
Interest expense, net	-11,695	-10,167	-30,743	-48,527
Loss on extinguishment of debt	0	0	-13,438	0
Other income, net	642	502	2,709	2,250
Total non-operating expenses	$-11,053	$-9,665	$-41,472	$-46,277
Income before income tax	$34,041	$49,145	$90,884	$76,797
Income tax expense	-8,667	-11,410	-25,619	-22,520
Net income from continuing operations	$25,374	$37,735	$65,265	$54,277
Net income (loss) from discontinued operations	$-745	$-	$-745	$2,570
Net income	$24,629	$37,735	$64,520	$56,847
Net income attributable to noncontrolling interests	2,048	2,154	3,682	3,375
Net income attributable to Elster Group SE	$22,581	$35,581	$60,838	$53,472

Basic income per share
Income from continuing operations	$0.83	$1.74	$2.18	$1.94
Income (loss) from discontinued operations	-0.03	0.00	-0.03	0.16
Basic income per share	$0.80	$1.74	$2.16	$2.10

Diluted income per share
Income from continuing operations	$0.83	$1.74	$2.18	$1.94
Income (loss) from discontinued operations	-0.03	0.00	-0.03	0.16
Diluted income per share	$0.80	$1.74	$2.15	$2.10

Weighted average shares outstanding
Basic	28,220,041	16,320,750	28,220,041	16,320,750
Diluted	28,239,804	16,320,750	28,239,070	16,320,750

See accompanying notes to the condensed consolidated financial statements.
Net income per share amounts may not foot since each is calculated independently.

Elster Group SE
Consolidated Balance Sheets
(in thousands of U.S. Dollar ($))

	September 30,	December 31,
	2011	2010
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$119,312	$216,294
Accounts receivable (net of allowance for doubtful accounts of $8,944 and $9,732, respectively)	287,473	278,217
Receivables from related parties	6,240	14,197
Inventories	168,860	154,549
Prepaid expenses	15,638	21,122
Other current assets	43,942	52,863
Income tax refunds	17,338	14,501
Deferred tax assets	16,965	16,022
Total current assets	$675,768	$767,765

Noncurrent assets
Property, plant and equipment, net	$202,013	$202,899
Other intangible assets, net	189,161	216,406
Goodwill	942,573	936,950
Other assets	50,096	31,496
Deferred tax assets	9,255	8,741
Total noncurrent assets	$1,393,098	$1,396,492
Total assets	$2,068,866	$2,164,257

See accompanying notes to the condensed consolidated financial statements.

Elster Group SE
Consolidated Balance Sheets
(in thousands of U.S. Dollar ($), except share data)

	September 30, 2011	December 31, 2010
	(unaudited)
Liabilities and Equity
Current liabilities
Pension and other long-term employee benefits, current portion	$13,642	$13,486
Payroll, bonuses and related accruals	58,046	57,808
Short-term debt and current portion of long-term debt	17,817	18,010
Accounts payable	210,852	204,343
Warranties	32,191	31,564
Other current liabilities	85,507	74,514
Deferred revenue	8,196	4,039
Income tax payable	19,260	17,863
Deferred tax liabilities	7,217	6,694
Total current liabilities	$452,728	$428,321
Noncurrent liabilities
Pension and other long-term employee benefits, less current portion	137,188	137,490
Payroll, bonuses and related accruals	1,411	1,326
Long-term debt, less current portion	641,809	822,447
Other non-current liabilities	41,408	40,505
Income taxes payable	18,622	17,271
Deferred tax liabilities	65,414	60,668
Total noncurrent liabilities	$905,852	$1,079,707

Total liabilities	$1,358,580	$1,508,028

Equity
Ordinary shares, €1 nominal value (28,220,041 shares authorized, issued and outstanding as of September 30, 2011 and December 31, 2010)	36,528	36,528
Additional paid-in capital	651,983	651,038
Accumulated deficit	-8,020	-68,858
Accumulated other comprehensive income	15,939	22,006
Total equity attributable to Elster Group SE	$696,430	$640,714
Noncontrolling interests	$13,856	$15,515
Total equity	$710,286	$656,229
Total liabilities and equity	$2,068,866	$2,164,257

See accompanying notes to the condensed consolidated financial statements.

Elster Group SE
Condensed Consolidated Statements of Cash Flows
(in thousands of U.S. Dollar ($))
(unaudited)

	Nine Months Ended September 30,
	2011	2010
Cash flows from operating activities	$154,017	$82,297

Cash flows from investing activities
Purchases of property, plant and equipment and intangible assets	-36,417	-28,610
Proceeds from disposals of property, plant and equipment and intangible assets	3,030	9,086
Net cash flow used in investing activities	$-33,387	$-19,524

Cash flows from financing activities
Proceeds from issuance of Senior Notes	364,600	0
Proceeds from other bank borrowings	430,732	46,109
Payment of deferred financing cost	-20,577	0
Repayment of bank borrowings	-987,450	-36,302
Repayment of capital lease obligations	-271	-271
Sale of noncontrolling interest in subsidiary	0	2,034
Dividends to noncontrolling interests	-6,876	0
Net cash flow from (used in) financing activities	$-219,842	$11,570

Net increase (decrease) in cash and cash equivalents	$-99,212	$74,343
Effect of exchange rate fluctuations on cash held	2,230	2,076
Cash and cash equivalents at January 1	216,294	75,392
Cash and cash equivalents at September 30	$119,312	$151,811

Income taxes paid	24,126	13,399
Interest paid	21,965	20,881

See accompanying notes to the condensed consolidated financial statements.

Elster Group SE

Notes to the Condensed Consolidated Interim Financial Statements

(in thousands of U.S. Dollar, except per share data)

(unaudited)

1.	Corporate information

Elster Group SE, Essen, Germany, was originally incorporated as Gold Silver S.à r.l. on October 4, 2004 as a Luxembourg corporation to serve as a vehicle for private equity funds advised by CVC Capital Partners; it acquired the Ruhrgas Industries Group from E.ON Ruhrgas AG on September 12, 2005. After being renamed Nightwatch Investments S.à r.l. and further renamed Elster Group S.à r.l. on March 15, 2006, it was legally reorganized and became Elster Group SE, Luxembourg. Elster Group SE transferred its jurisdiction of incorporation from Luxembourg to Essen, Germany, on February 23, 2010 and is now a German corporation. The name changes and legal reorganizations were transactions under common control of the owners.

On October 5, 2010 Elster Group SE completed an initial public offering of 18,630,000 American Depository Shares, each American Depository Share representing one-fourth of an ordinary share. Our 2010 Annual Report on Form 20-F provides further information regarding the initial public offering.

The business of Elster Group SE and its subsidiaries (hereinafter referred to as the “Company” or “Elster Group”) is the development, manufacturing and distribution of metering solutions for water, gas and electricity, as well as gas utilization and distribution products. The products and services are offered in more than 130 countries for residential, commercial and industrial customers.

2.	Basis of presentation

These condensed consolidated interim financial statements are unaudited and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) to the extent applicable to interim financial statements. The condensed consolidated interim financial statements reflect all adjustments which are of a normal recurring nature that are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Certain information and disclosures have been condensed or omitted in these condensed consolidated interim financial statements which should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2010 and accompanying notes thereto which are included in our 2010 Annual Report on Form 20-F.

Operating results and cash flows for interim periods are not indicative of the results and cash flows that may be achieved for the years ending December 31.

Use of estimates and judgments

The preparation of the condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the allowances for doubtful accounts and sales returns; reserves for obsolete inventory; useful lives of fixed assets and intangible assets; impairments of goodwill and long lived assets; the valuation and recognition of derivatives, deferred tax assets, and share-based compensation; and provisions for employee benefit obligations, warranties, environmental liabilities, income tax uncertainties and other contingencies.

Estimates and underlying assumptions are reviewed on an ongoing basis.

Basis of consolidation

The accompanying condensed consolidated financial statements include the accounts of Elster Group SE, Essen, Germany, and its subsidiaries.

Elster Group uses the equity method of accounting for its investment in entities if it has significant influence on their operating and financial policies, but no control.

All intercompany balances and transactions have been eliminated.

Foreign currency translation

The condensed consolidated interim financial statements are presented in thousands of U.S. dollars (“USD” or “$”) which is the reporting currency of Elster Group, except for per share amounts.

Gains and losses from foreign currency transactions are included in other operating income, net. The net foreign exchange gain (loss) in the three months ended September 30, 2011 and 2010 was $-748 and $2,461, and $-784 and $1,834, for the nine months ended September 30, 2011 and 2010, respectively.

Derivative financial instruments

Elster Group enters into foreign currency forward contracts in order to manage currency risks arising from its forecasted foreign currency denominated cash flows. Elster Group enters into these contracts in order to limit future foreign exchange rate risk. Elster Group also enters into interest rate swaps to manage its interest rates on its long-term debt.

Elster Group does not utilize derivative instruments for speculative purposes.

All derivatives are measured at fair value and reported either as current assets, if the fair value is positive, or as current liabilities, if the fair value is negative, on the consolidated balance sheet. All changes in fair value of derivatives are recorded in income unless a derivative is designated as hedging instrument.

Elster Group designates certain foreign currency forward contracts as a hedge of foreign currency denominated cash flows. The effective portion of the change in fair value of those foreign currency derivatives designated in a cash flow hedge is initially recognized in other accumulated comprehensive income and the ineffective portion is recognized in operating income; the balance recorded in other accumulated comprehensive income is subsequently recognized in income in the same period as the hedged item affects income.

Share-based payments

Elster Group has a Long-Term Incentive Plan (“LTIP”) that provides for the award of unvested American Depository Shares, each of which represent one-fourth of an ordinary share, to key employees and non-employee directors. Compensation cost is based on the grant-date fair value of the awards and is recognized, net of estimated forfeitures due to termination of employment, on a straight-line basis over the requisite service period of the award and depending on the evaluation of certain performance conditions. The requisite service period is generally the vesting period stated in the award.

Rembrandt Holdings SA, Luxembourg, the immediate parent and controlling shareholder (“Rembrandt”), sponsored a Management Equity Program (“MEP”) through Nachtwache Metering Management Vermögensverwaltungs GmbH&Co. KG (“Management KG”), an entity which was controlled by Rembrandt. The MEP has granted certain members of senior management of Elster Group share-based payments. The obligation of the parent related to the MEP arrangement was accounted for as a cash-settled plan and remeasured through September 30, 2010, the date of listing in connection with the initial public offering. In connection with the initial public offering, previously unvested awards under the MEP became vested and all grantees were entitled to benefits from the sale of Elster shares rather than a formula value. Accordingly, the date of the initial public offering was the final measurement date for the MEP, aggregate compensation expense was determined based on the fair value of $52 per ordinary share which was derived from the offering price of four American depositary shares representing one ordinary share. We recognized compensation expense for the MEP and a corresponding contribution by the parent in additional paid-in capital within equity because the Company did not make or fund any payments under the MEP. Neither Elster Group nor Rembrandt Holdings SA will obtain a tax benefit from payments made to the Company’s executives under the terms of the MEP.

A summary of total compensation cost for all share based payment awards recognized in general and administrative expense and additional paid-in capital by period is presented below:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
	(in $ thousands)
LTIP compensation cost	$336	$-	$945	$-
MEP compensation cost (credit)	-	-15,029	-	-13,613
Total compensation cost (credit)	$336	$-15,029	$945	$-13,613

Warranty provisions

Elster Group offers warranties on its products. The estimated cost of warranty claims is accrued based on historical and projected product performance trends and costs. Warranty claims are reviewed in order to identify potential warranty trends. If an unusual trend is noted, an additional warranty accrual may be recorded when a failure event is probable and the cost can be reasonably estimated. Management continually evaluates the sufficiency of the warranty provision and makes adjustments when necessary.

The following table presents the change in the warranty provision for the three months and nine months ended September 30, 2011 and 2010:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
	(in thousands)
Beginning balance	$34,683	$27,691	$31,564	$34,762
Warranties issued	1,654	4,844	9,010	6,624
Utilization	-2,337	-2,723	-7,048	-8,665
Changes in estimates and transfers	-416	-167	-1,261	-658
Foreign exchange fluctuation	-1,393	1,450	-74	-968
Ending Balance	$32,191	$31,095	$32,191	$31,095

Recently Adopted Accounting Pronouncements

  In September 2011, the FASB issued ASU 2011-08, “Testing Goodwill for Impairment” (“ASU 2011-08”), which amends the guidance in ASC 350-20, “Intangibles — Goodwill and Other – Goodwill”. Under ASU 2011-08, entities have the option of performing a qualitative assessment before calculating the fair value of the reporting unit when testing goodwill for impairment. If the fair value of the reporting unit is determined, based on qualitative factors, to be more likely than not less than the carrying amount of the reporting unit, then entities are required to perform the two-step goodwill impairment test. ASU 2011-08 is effective for fiscal years beginning after December 15, 2011, with early adoption permitted. The company will elect to adopt this guidance for the 2011 goodwill impairment test performed in the fourth quarter.

3.	Discontinued operations

In 2006 Elster Group sold its heat treatment business in accordance with the decision of Elster Group’s management to focus on the Group’s key competence as a metering solutions provider. Elster Group agreed to indemnify the buyer for certain contingent losses that originated prior to the sale of the business and recorded a liability for an expected purchase price adjustment resulting from such indemnification. In the second quarter of 2010 Elster Group obtained evidence that the issue underlying the indemnification had been resolved and released the accrued liability. The $2,570 gain arising from this release of a liability for expected purchase price adjustment was recorded as income from discontinued operations.

Additionally, in 2007 Elster Group sold its furnace business and agreed to indemnify the buyer for certain contingent losses that originated prior to the sale of the business.  Elster Group was notified by the buyer in the third quarter of 2011 of a contingent loss that originated prior to the sale of the business.  The $745 estimated liability was recorded as a loss from discontinued operations.

4.	Employee termination and exit costs

Elster has restructured some of its operations, in particular the manufacturing processes of certain products. Associated with these restructuring programs were the termination of manufacturing activities and the transfer of these activities to other Elster sites or to outside manufacturing service providers. In certain cases this caused the closure of an entire Elster site. In addition, the restructuring measures included the reduction of headcount and resulted in employee termination benefit costs.

In the third quarter of 2011 there were continued restructuring activities within the water segment to transfer the manufacturing activities from Colombia and Hungary. The charges for employee termination and exit activities recognized in the statements of operations were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
	(in thousands)
Involuntary termination costs	$206	$911	$664	$1,673
Outsourcing and relocation costs	259	649	356	1,238
	$465	$1,560	$1,020	$2,911

The following summary presents employee termination and exit costs by segment for the three and nine months ended September 30, 2011 and 2010:

	Gas		Electricity		Water
Three Months Ended September 30,	2011	2010	2011	2010	2011	2010
	(in thousands)
Employee termination and exit costs	$48	$56	$10	$495	$407	$1,009

	Total segments		Corporate		Total
	2011	2010	2011	2010	2011	2010
	(in thousands)
Employee termination and exit costs	$465	$1,560	$-	$-	$465	$1,560

	Gas		Electricity		Water
Nine Months Ended September 30,	2011	2010	2011	2010	2011	2010
	(in thousands)
Employee termination and exit costs	$382	$256	$53	$728	$585	$1,927

	Total segments		Corporate		Total
	2011	2010	2011	2010	2011	2010
	(in thousands)
Employee termination and exit costs	$1,020	$2,911	$-	$-	$1,020	$2,911

The following table presents the change in the restructuring liability:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
	(in thousands)
Beginning balance	$1,370	$3,793	$2,223	$10,768
Accrued	52	375	144	1,299
Payments made	-448	-1,118	-1,527	-7,518
Releases	0	-9	0	-637
Foreign exchange fluctuation	-84	249	50	-622
Ending balance	$890	$3,290	$890	$3,290
Thereof
Current	890	2,529	890	2,529
Noncurrent	0	761	0	761

5.	Earnings per share

The following table summarizes the information used to compute earnings per share for the three and nine months ended September 30:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
Numerator - Basic and Dilutive
Net income from continuing operations attributable to Elster Group SE	$23,326	$35,581	$61,583	$50,902
Accretion of dividends on preferred shares	0	-7,121	0	-19,209
Income from continuing operations attributable to Elster Group SE - basic and dilutive	$23,326	$28,460	$61,583	$31,693
Income (loss) from discontinued operations	-745	0	-745	2,570
Net income attributable to ordinary shareholders - basic and diluted	$22,581	$28,460	$60,838	$34,263

Denominator - Basic and Dilutive
Basic weighted average number of ordinary shares outstanding	28,220,041	16,320,750	28,220,041	16,320,750
Effect of dilutive securities - unvested shares	19,763	0	19,029	0
Diluted weighted average number of ordinary shares outstanding	28,239,804	16,320,750	28,239,070	16,320,750

6.	Inventories

Inventories consist of the following:

	September 30, 2011	December 31, 2010
	(in thousands)
Raw materials	$136,372	$130,456
Work in progress	20,608	17,509
Finished goods	42,374	37,307
	$199,354	$185,272
Reserves	-30,494	-30,723
Inventories	$168,860	$154,549

7.	Property, plant and equipment

Property, plant and equipment, including assets under capital lease, consist of the following as of September 30, 2011 and December 31, 2010:

September 30, 2011	Cost	Accumulated Depreciation	Net
	(in thousands)
Land	$31,909	$345	$31,564
Buildings	60,105	20,838	39,267
Plant and machinery	198,891	107,108	91,783
Other equipment	37,708	16,231	21,477
Construction in Progress	18,521	599	17,922
Property, plant and equipment	$347,134	$145,121	$202,013

December 31, 2010	Cost	Accumulated Depreciation	Net
	(in thousands)
Land	$31,584	$328	$31,256
Buildings	59,139	18,183	40,956
Plant and machinery	186,301	87,282	99,019
Other equipment	32,464	10,758	21,706
Construction in Progress	10,621	659	9,962
Property, plant and equipment	$320,109	$117,210	$202,899

Depreciation expense for the three months ended September 30, 2011 and 2010 was $10,404 and $9,937 and for the nine months ended September 30, 2011 and 2010 was $31,235 and $29,974, respectively.

8.	Goodwill and other intangible assets

Intangible assets consist of the following:

September 30, 2011	Cost	Accumulated Amortization	Net
	(in thousands)
Trade names and brands	$27,661	$9,034	$18,627
Customer related assets	218,002	114,913	103,089
Contract-based intangible assets	60,036	49,397	10,639
Technology-related intangible assets	147,765	90,959	56,806
Other intangible assets	$453,464	$264,303	$189,161
Goodwill	$942,573	$-	$942,573

December 31, 2010	Cost	Accumulated Amortization	Net
	(in thousands)
Trade names and brands	$27,493	$8,817	$18,676
Customer related assets	217,608	99,356	118,252
Contract-based intangible assets	56,913	43,968	12,945
Technology-related intangible assets	146,973	80,440	66,533
Other intangible assets	$448,987	$232,581	$216,406
Goodwill	$936,950	$-	$936,950

Amortization expense for the three months ended September 30, 2011 and 2010 was $10,579 and $11,238 and for the nine months ended September 30, 2011 and 2010 was $31,861 and $33,768, respectively.

The change in goodwill balance from December 31, 2010 to September 30, 2011 is a result of changes in foreign exchange rates.

9.	Pension and other long-term employee benefits

The components of net periodic benefit costs for pension benefit plans for the three and nine months ended September 30, 2011 and 2010 are:

German plans	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
	(in thousands)
Service cost	$292	$284	$872	$866
Interest cost	1,290	1,169	3,853	3,567
Amortization of net gain	-17	-30	-51	-91
Net periodic benefit cost	$1,565	$1,423	$4,674	$4,342

Foreign plans	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
	(in thousands)
Service cost	$102	$119	$304	$361
Interest cost	966	965	2,899	2,890
Expected return on plan assets	-951	-846	-2,853	-2,534
Amortization of net loss	72	16	217	48
Net periodic benefit cost	$189	$254	$567	$765

The components of net periodic benefit costs for other employee benefit plans for the three and nine months ended September 30, 2011 and 2010 are:

German plans	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
	(in thousands)
Service cost	$313	$447	$935	$1,365
Interest cost	84	93	251	284
Net periodic benefit cost	$397	$540	$1,186	$1,649

Foreign plans	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
	(in thousands)
Service cost	$167	$107	$350	$321
Interest cost	297	367	892	1,101
Amortization of prior service cost	-311	-304	-933	-913
Amortization of net gain	-240	-138	-721	-416
Net periodic benefit cost (credit)	$-87	$32	$-412	$93

Elster expects to pay $3,928 in contributions to defined benefit plans in 2011. As of September 30, 2011 Elster made contributions of $2,946.

10.	Changes in Equity and Comprehensive Income (Loss)

	2011			2010
Three Months Ended September 30,	Total equity attributable to Elster Group SE	Noncontrolling interests	Total equity	Total equity attributable to Elster Group SE	Noncontrolling interests	Total equity
	(in thousands)
Beginning balance	$708,848	$9,578	$718,426	$418,859	$7,875	$426,734
Share-based compensation arrangement	336	0	$336	-15,029	0	$-15,029
Dividends paid to noncontrolling interests	0	-476	$-476	0	0	$-
Sale of noncontrolling interest in subsidiary	0	0	$-	-3,127	5,161	$2,034
Comprehensive income:
Changes in actuarial gains (losses) and past service costs, net of tax effect of $185 and $173 in 2011 and 2010 respectively	-304	0	$-304	-286	0	$-286
Foreign currency translation adjustments	-35,208	2,706	$-32,502	14,464	-270	$14,194
Change in fair value of cash flow hedges, net of tax effect of $-77 and $61 in 2011 and 2010 respectively	177	0	$177	-140	0	$-140
Net income	22,581	2,048	$24,629	35,581	2,154	$37,735
Total comprehensive income	$-12,754	$4,754	$-8,000	$49,619	$1,884	$51,503
Ending balance	$696,430	$13,856	$710,286	$450,322	$14,920	$465,242

	2011			2010
Nine Months Ended September 30,	Total equity attributable to Elster Group SE	Noncontrolling interests	Total equity	Total equity attributable to Elster Group SE	Noncontrolling interests	Total equity
	(in thousands)
Beginning balance	$640,714	$15,515	$656,229	$416,551	$6,153	$422,704
Share-based compensation arrangement	945	0	$945	-13,613	0	$-13,613
Dividends paid to noncontrolling interests	0	-6,876	$-6,876	0	0	$-
Sale of noncontrolling interest in subsidiary	0	0	$-	-3,127	5,161	$2,034
Comprehensive income:
Changes in actuarial gains (losses) and past service costs, net of tax effect of $569 and $519 in 2011 and 2010 respectively	-913	0	$-913	-852	0	$-852
Foreign currency translation adjustments	-5,884	1,535	$-4,349	-2,758	231	$-2,527
Change in fair value of cash flow hedges, net of tax effect of $-320 and $367 in 2011 and 2010 respectively	730	0	$730	-837	0	$-837
Net income	60,838	3,682	64,520	53,472	3,375	56,847
Total comprehensive income	$54,771	$5,217	$59,988	$49,025	$3,606	$52,631
Change in scope of consolidated companies	0	0	0	1,486	0	1,486
Ending balance	$696,430	$13,856	$710,286	$450,322	$14,920	$465,242

11.	Debt Refinancing

On April 21, 2011 Elster Group refinanced all of the outstanding indebtedness under its old senior facilities agreement (“SFA”) which resulted in the principal repayment of $866,627 and the termination of the SFA. The funds used to repay the SFA consisted of $109,380 in available cash, $359,131 of funds from the issuance of €250 million of senior notes due in April 2018 (“Senior Notes”), and $398,117 of funds drawn from a new multicurrency revolving credit and bank guarantee facilities agreement (“RCF”). The refinancing resulted in a $13,438 second quarter write-off of unamortized debt issuance cost associated with the SFA.

The RCF includes a syndicate of 13 banks and consists of a €450 million multicurrency revolving credit facility and a €140 million multicurrency revolving letter of guarantee facility, each maturing in April 2016. Loans granted under the RCF will bear interest at a variable rate (Euribor or Libor) plus an applicable margin. The RCF debt outstanding as of September 30, 2011 is $302.105 and the weighted average interest rate was 2.5%.  We capitalized debt issuance cost of $12,580 in the second quarter related to the RCF that will be amortized into interest expense over the 5 year term.

The Senior Notes have a coupon rate of 6.25% and interest is paid semi-annually. The Senior Notes debt outstanding as of September 30, 2011 is $337,573. We capitalized debt issuance cost in the second quarter of $8,011 related to the Senior Notes that will be amortized into interest expense over the 7 year term.

12.	Derivative financial instruments

Certain of Elster Group’s subsidiaries are exposed to changes in foreign currency exchange rates in connection with future payments or balances denominated in foreign currencies. The Group has set forth in a treasury guideline that all of its operations are to use forward currency contracts to manage their currency exposures under the supervision of Elster Group’s treasury department. It is the Group’s policy to enter into forward contracts only to hedge currency risks arising from underlying business transactions. The contracts are either designated as a cash-flow hedging instrument or are not designated. The main currencies in which Elster Group is engaged are USD, GBP and EUR. Depending on the nominal amount of the underlying transactions, foreign currency transactions denominated in other currencies may also be managed through Group treasury.

The notional amount of foreign currency forward contracts not designated for hedge accounting was $35,230 and $34,457 as of September 30, 2011 and December 31, 2010. The change in fair value for these contracts amounted to a gain of $875 and $2,240 during the three months ended September 30, 2011 and 2010 and to a gain of $1,066 and $2,129 during the nine months ended September 30, 2011 and 2010 and was recognized in operating income.

The notional amount of foreign currency forward contracts designated for cash flow hedge accounting was $4,055 and $10,250 as of September 30, 2011 and December 31, 2010. During the third quarter of 2011 we reclassified a loss of $31 from other comprehensive to income due to hedged items affecting income.  For the three months ended September 30, 2011 and 2010 we recognized a gain of $145 and a loss of $140 in other comprehensive income for the change in fair value of foreign currency forward contracts designated for cash flow hedge accounting; for the nine months ended September 30, 2011 and 2010 we recognized a gain of $730 and a loss of $837.

Elster Group subsidiaries, mainly in the Euro zone and in the United States of America, are also exposed to interest rate risks.  Elster Group recognizes on its balance sheet a number of interest rate swap agreements used as economic hedges, but these interest rate swaps are not designated as hedging instruments. The changes in fair value are recognized within interest expenses. The aggregated notional amount of the interest rate swaps was $500,054 and $672,754 as of September 30, 2011 and December 31, 2010. The change in fair value of all interest rate swaps amounted to a decrease in the liability of $555 and $2,075 during the three months ended September 30, 2011 and 2010 and a decrease in the liability of $9,394 during the nine months ended September 30, 2011 and an increase in the liability of $8,023 during nine months ended September 30, 2010.

Embedded derivatives relate to contracts to purchase or sell non-financial assets in a foreign currency other than the currency in which the price of such assets is routinely denominated in international commerce.

13.	Fair value measurements

Fair value measurements are categorized according to a three-tier hierarchy, which prioritizes the inputs used in estimating fair values:

(i)        Level 1 is defined as observable input, such as quoted prices in active markets;

(ii)       Level 2 is defined as inputs other than quoted prices in active markets, that are directly or indirectly observable; and

(iii)      Level 3 is defined as unobservable inputs for which little or no market data exists, and therefore, requires an entity to develop its own assumptions.

The following table discloses the applicable hierarchy of estimates for the Company’s derivative instruments, which are the only financial instruments measured at fair value on a recurring basis:

	Fair values as of	Fair value measurements using fair value hierarchy
	September
	30, 2011	Level 1	Level 2	Level 3
	(in thousands)
Assets
Foreign currency forward contracts	$841		$841
Foreign currency forward contracts designated as hedging instruments	209		209
Embedded derivatives	462		462

Liabilities
Foreign currency forward contracts	$-		$-
Interest rate swaps	3,697		3,697
Embedded derivatives	799		799

	Fair values as of	Fair value measurements using fair value hierarchy
	December
	31, 2010	Level 1	Level 2	Level 3
	(in thousands)
Assets
Foreign currency forward contracts	$247		$247
Embedded derivatives	334		334

Liabilities
Foreign currency forward contracts	$124		$124
Foreign currency forward contracts designated as hedging instruments	608		608
Interest rate swaps	12,466		12,466
Embedded derivatives	533		533

The fair value of interest rate swaps is calculated by discounting the future cash flows on the basis of the market interest rates applicable for the remaining term of the contract as of the balance sheet date. To determine the fair value of foreign currency forward contracts and embedded derivates as well, the forward rate is compared to the current forward rate for the remaining term of the contract as of the balance sheet date. The result is then discounted on the basis of the market interest rate prevailing at the balance sheet date for the respective currency.

The following table presents the carrying amounts and fair values of Elster Group’s financial instruments:

	September 30, 2011		December 31, 2010
	Carrying amount	Fair value	Carrying amount	Fair value
	(in thousands)
Cash and cash equivalents	$119,312	$119,312	$216,294	$216,294
Financial assets recognized at cost
Account receivables (without customer contracts)	258,557	258,557	256,764	256,764
Other assets	4,677	4,677	18,382	18,382
Financial assets at fair value
Derivatives recognized at fair value through income	1,303	1,303	581	581
Derivatives designated as hedging instruments	209	209	0	0

Financial liabilities recognized at amortized cost
Accounts payables	210,852	210,852	204,343	204,343
Senior notes	337,573	312,762	0	0
All other debt	321,895	321,895	840,069	840,069
Other current and non current liabilities	49,887	49,887	40,066	40,066
Financial liabilities at fair value
Derivatives recognized at fair value through income	4,496	4,496	13,123	13,123
Derivatives designated as hedging instruments	0	0	608	608

The majority of financial assets have short maturities and therefore the fair value does not significantly differ from the carrying amount.

The fair value of the Senior Notes is based on a quoted price. The other debt has variable interest rates and therefore the fair value does not significantly differ from the carrying amount.

14.	Related party disclosures

Elster Group has business relationships with subsidiaries outside the scope of consolidation and other associates that are deemed related parties.

During the three months ended September 30, 2011 and 2010, Elster Group generated revenues with related parties of $6,490 and $5,275. During nine months ended September 30, 2011 and 2010 revenues with related parties amounted to $23,924 and $18,455, respectively. As of September 30, 2011 and December 31, 2010, the Company had receivables due from related parties of $6,241 and $14,197 and payables due to related parties of $7,668 and $4,794.

15.	Segment reporting

The following tables present revenue and operating results information regarding Elster Group’s operating segments for the three and nine months ended September 30, 2011 and 2010. Segment working capital comprises those balance sheet positions which represent the operating activities of the segment.

Corporate includes activities which are not allocated to any of the operating segments, as well as the effects from consolidation.
	Gas		Electricity		Water
	Sep 2011	Sep 2010	Sep 2011	Sep 2010	Sep 2011	Sep 2010
	(in thousands)
Consolidated Statements of Operations for the three months ended
Total revenues	$276,399	$236,833	$105,094	$117,665	$91,245	$101,630
thereof to external customers	276,276	235,622	98,848	115,094	89,303	100,586
thereof to other segments	123	1,211	6,246	2,571	1,942	1,044
Segment profit	$64,121	$59,186	$8,256	$16,941	$3,506	$9,161

	Total Segments		Corporate and Elimination		Consolidated Totals
	Sep 2011	Sep 2010	Sep 2011	Sep 2010	Sep 2011	Sep 2010
	(in thousands)
Consolidated Statements of Operations for the three months ended
Total revenues	$472,738	$456,128	$-8,311	$-4,826	$464,427	$451,302
thereof to external customers	464,427	451,302	0	0	464,427	451,302
thereof to other segments	8,311	4,826	-8,311	-4,826	0	0
Segment profit	$75,883	$85,288	$-8,308	$-9,576	$67,575	$75,712
Management adjustments prior to the second quarter 2011:
Foreign currency exchange effects					0	2,461
Business process reengineering and reorganisation costs					0	-2,571
IT project costs					0	-587
Management Equity Program					0	15,029
Expenses for preparation to become a public company					0	-7,207
Effects of termination of a distributor 1					0	-791
Continuing management adjustments after the second quarter 2011:
Employee termination and exit costs 1					-845	-1,559
Depreciation and amortization					-20,994	-21,175
Interest expense, net					-11,695	-10,167
Income tax expense					-8,667	-11,410
Income from continuing operations					$25,374	$37,735

1 Employee termination and exit costs includes $380 for early retirement pension costs related to a prior restructuring program in Germany, these cost are included in the pension footnote.

	Gas		Electricity		Water
	Sep 2011	Sep 2010	Sep 2011	Sep 2010	Sep 2011	Sep 2010
	(in thousands)
Consolidated Statements of Operations for the nine months ended
Total revenues	$807,198	$678,959	$321,790	$324,156	$290,016	$295,558
thereof to external customers	806,391	675,377	305,719	314,119	282,870	293,086
thereof to other segments	807	3,582	16,071	10,037	7,146	2,472
Segment profit	$193,288	$164,782	$24,468	$36,465	$15,638	$28,419

Consolidated Balance Sheets	Sep 2011	Dec 2010	Sep 2011	Dec 2010	Sep 2011	Dec 2010
Segment working capital	$129,772	$121,384	$53,478	$49,170	$51,323	$61,397

	Total Segments		Corporate and Elimination		Consolidated Totals
Consolidated Statements of	Sep 2011	Sep 2010	Sep 2011	Sep 2010	Sep 2011	Sep 2010
Operations for the nine months ended	(in thousands)
Total revenues	$1,419,004	$1,298,673	$-24,024	$-16,091	$1,394,980	$1,282,582
thereof to external customers	1,394,980	1,282,582	0	0	1,394,980	1,282,582
thereof to other segments	24,024	16,091	-24,024	-16,091	0	0
Segment profit	$233,394	$229,666	$-33,652	$-23,101	$199,742	$206,565
Management adjustments prior to the second quarter 2011:
Foreign currency exchange effects					1,518	1,834
Business process reengineering and reorganisation costs					-835	-4,633
IT project costs					-344	-1,500
Strategy development costs					0	-328
Management Equity Program					0	13,613
Expenses for preparation to become a public company					0	-13,818
Effects of termination of a distributor					0	-9,773
Continuing management adjustments after the second quarter 2011:
Employee termination and exit costs 1					-1,920	-2,911
Depreciation and amortization					-63,096	-63,725
Interest expense, net					-30,743	-48,527
Loss on extinguishment of debt					-13,438	0
Income tax expense					-25,619	-22,520
Income from continuing operations					$65,265	$54,277

1 Employee termination and exit costs includes $900 for early retirement pension costs related to a prior restructuring program in Germany, these cost are included in the pension footnote.

Consolidated Balance Sheets	Sep 2011	Dec 2010	Sep 2011	Dec 2010	Sep 2011	Dec 2010
Segment working capital	$234,573	$231,951	$-7,951	$-12,149	$226,622	$219,802

Accounts receivable/payable with associates					-4,590	-3,925
Advanced payments received / less paid					23,449	12,546
Current assets (other than accounts receivable and inventories)					219,435	334,999
Accounts payable					210,852	204,343
Noncurrent assets					1,393,098	1,396,492
Total assets					$2,068,866	$2,164,257

Decisions by the chief operating decision maker on how to allocate resources and assess performance are based on a reported measure of segment profit. The segment profit, used for purposes of such decisions, does not include depreciation and amortization, interest and income taxes and certain adjustments identified by management. Prior to the second quarter of 2011, the adjustments identified by management were derived from the definition of Adjusted EBITDA in the SFA. In connection with the refinancing that occurred in the second quarter, the SFA was terminated (see Note 11). The level of indebtedness of the company is significantly lower than in prior years as a result of the initial public offering in 2010 and the refinancing. Management reconsidered the transactions that warrant adjustments to determine segment profit in periods subsequent to the refinancing and will restrict the adjustments to significant non-recurring items including employee termination and exit costs. As a result of this change to our segment profit, items such as foreign currency exchange effects, strategy development costs, IT project cost, etc. are no longer subject to adjustment after March 31, 2011. Segment profit for the three and nine months ended September 30 is reconciled to net income from continuing operations in the respective tables above.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

This discussion and analysis of our financial condition and results of operations is based on, and should be read in conjunction with, our unaudited interim condensed consolidated financial statements and the accompanying notes and other financial information included elsewhere in this Report and our audited annual financial statements and the accompanying notes and other financial information included in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, or SEC, on March 10, 2011. We have prepared our unaudited interim condensed consolidated financial statements in accordance with U.S. GAAP.

This discussion contains forward-looking statements. Statements that are not statements of historical fact, including expressions of our beliefs and expectations, are forward-looking in nature and are based on current plans, estimates and projections. Forward-looking statements speak only as of the date they are made and we undertake no obligation to update forward-looking statements in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause our actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the headings “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on March 10, 2011 and “Special Note Regarding Forward-Looking Statements”.

Overview

We are a global provider of gas, electricity and water meters and related communications, networking and software solutions with operations in more than 30 countries. Our diverse portfolio of products and solutions are used to accurately and reliably measure gas, electricity and water consumption as well as enable energy efficiency and conservation. We sell our products and solutions to utilities, distributors and industrial customers across gas, electricity, water and multi-utility settings for use in residential and commercial and industrial (“C&I”) settings. Our customers operate in more than 130 countries and include numerous large, medium and small utilities.

Our gas products and solutions are used in residential and C&I settings and are installed for a number of applications at various points along the gas distribution network, starting at the point of exploration and production and continuing throughout the transmission network. The gas industry requires downstream distribution metering at both main lines and service lines. In addition, other components in the gas distribution network play key safety roles in the gas industry by controlling pressure, switching supply on and off, as well as detecting leakage and pressure drops. Our product portfolio includes a broad range of mechanical and solid state meters (in which mechanical components and electronic devices, respectively, measure the flow of gas) and related components for residential and C&I use and related solutions, such as automated meter reading (“AMR”), advanced metering infrastructure (“AMI”), remote flow control, consumption regulation, measurement and meter data management (“MDM”) software solutions. Beginning in 2010 and continuing in 2011, we benefited from buoyant markets in the natural gas and gas-related business complemented by the increasing global trends of gasification in energy markets and the promotion of cleaner fuels and technologies. Projects involving our Smart Offerings positively contributed to the increased demand for our gas metering products as well. We define Smart Offerings to include AMR, AMI and Smart Grid solutions and individual products, components and services for use in the Smart Grid. In our gas segment, we benefited from the deployment of our residential smart meters, particularly in North America, and our C&I smart meters, particularly in Europe. Our gas metering products are complemented by our gas utilization products, which comprise process-heating equipment, including burner-control systems for gas-fired industrial heat treatment processes, and heat-control systems for residential and commercial boilers. Beginning in the second half of 2010 and continuing through the first nine months of 2011, we experienced increased demand for products from our gas utilization portfolio across all main product lines supported by the promotion of cleaner and less energy-intensive technologies. Economic recovery through the first months of 2011 drove the improved demand for our gas utilization portfolio on a year-over-year basis as well. In particular, our industrial end-users in Europe, and to a lesser extent in Asia and North America, increased their capital expenditures. These factors resulted in a considerable increase in demand for our gas products across all major product groups and geographies in the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010.

Elster electricity meters, communications and energy management platforms are engineered for residential, C&I and interchange metering applications, at the delivery point to the consumer and at various points within the electricity grid. Our products include transmission and distribution meters, which are high-performance meters designed to measure the flow of electricity within a utility's grid. We offer numerous technologies to our electricity customers that can be adapted to the specifics of each market and the requirements of each customer, which include security functions, plug & play capabilities and IP-based protocols. In addition, our electricity segment offers common communications technologies such as radio frequency (“RF”) mesh, power line carrier communications (“PLC”), cellular and satellite communications. We continued to deploy EnergyAxis solutions, our comprehensive portfolio of Smart Offerings solutions, in several countries in the Americas and Oceania for a range of mid-sized and large electricity and multi-utilities. Our utility customers have deployed smart meters in 99 EnergyAxis systems worldwide. In the first nine months of 2011, we experienced lower revenues in North America and in the Middle East. We continue to observe that many customers and prospective customers in the United States are moving more deliberately, delaying or even postponing evaluation and the deployment processes for Smart Grid projects due to economic uncertainty. These challenging trends were partially offset by higher revenues in Europe, largely from deliveries of our Smart Offerings, and, to a lesser extent, higher demand in Latin America due to investments in the electricity infrastructure coupled with economic growth in that region. In Europe, we also benefited from an expanded portfolio of our Smart Offerings and as a result of our continued investment in research and development.

Within our water segment we offer a comprehensive water metering product portfolio covering brass and polymer based mechanical and solid state meters (in which water is measured by mechanical or electronic devices, respectively) for residential and C&I applications. Most of our meters can be equipped with pulse or encoded output devices for easy connection to reading, billing or water management systems, and cold and warm water versions are available on most product designs. We also work with other systems providers to develop AMR solutions, including meters with integrated radio technology for our sub-metering products. These products enable smaller system providers to utilize our technology in their solution offering. In our water segment, we experienced decreased demand in the first nine months of 2011, primarily for our products in North America and in the Middle East where we recorded considerable project-related revenues in the first nine months of 2010. A slowdown of municipal spending, attributed primarily to economic uncertainty and tight budgetary environment, also negatively impacted demand in the United States. These challenging factors were offset, to some extent, by demand in Western Europe and Oceania for our residential meters and our Smart Offerings, primarily related to infrastructure investments.

The foregoing factors resulted in an aggregate revenue increase of $112.4 million, or 8.8%, to $1,395.0 million in the first nine months of 2011 from $1,282.6 million in the first nine months of 2010. During the first nine months of 2011, changes in foreign exchange rates, primarily the weakening of the U.S. dollar against major foreign currencies, had a positive impact on our results. Had we translated our revenues for the first nine months of 2011 from our entities that have functional currencies other than the U.S. dollar into dollars using the exchange rates of the first nine months of 2010 (referred to as a constant currency basis), we would have recorded revenues of $1,329.8 million, or 3.7% higher than in the first nine months of 2010.

Our net income was $64.5 million in the nine months ended September 30, 2011, compared to net income of $56.8 million in the nine months ended September 30, 2010. The net income attributable to Elster Group SE was $60.8 million in the first nine months of 2011, compared to a net income attributable to Elster Group SE of $53.5 million in the first nine months of the prior year, with the improvement attributable to improved revenues and gross profit coupled with decreased interest expenses, largely driven by the positive changes in the fair value of our interest rate swaps. Our net income in the nine months ended September 30, 2011 was negatively impacted by a loss on extinguishment of debt in connection with the refinancing of outstanding indebtedness under the Senior Facility Agreement, which we recorded in the second quarter of 2011.

During the first nine months of 2011, we recognized cash flows from operating activities of $154.0 million, as compared to cash flows from operating activities of $82.3 million in the first nine months of 2010. The key drivers of the change were primarily higher revenues and reduced working capital requirements compared to 2010.

Backlog and Total Contracted Future Revenues

In the first nine months of 2011, we booked new orders of $1,462.5 million into our backlog, which we refer to as new order intake. This was up $189.9 million, or 14.9%, from $1,272.6 million of new order intake in the nine months ended September 30, 2010. New order intake increased considerably in our gas and electricity segments compared to the prior year period. New order intake in our water segment was at comparable levels to the prior year period. On a constant currency basis, our new order intake increased by $106.4 million, or 8.4%, in the first nine months of 2011 compared to the first nine months of 2010.

We define our total order backlog as open purchase orders across the entire company. Our total order backlog as of September 30, 2011 was $525.7 million, compared to $451.5 million as of September 30, 2010. We define our total contracted future revenues as our total order backlog plus additional contract revenues under awarded contracts with an initial value of $500,000 or more. Additional contract revenues represent contracted deliverables for which orders have not yet been placed (and therefore do not include anything that we define as backlog). At September 30, 2011, our total contracted future revenues were more than $1,060 million compared to more than $775 million at the end of the third quarter of 2010. While part of this increase was due to the higher total order backlog, the majority of the increase was driven by higher additional contract revenues in our gas segment, which was in particular driven by awarded contracts for gas utilization products. In the first nine months of 2011, additional contract revenues include orders that we expect under several of our existing framework contracts for our gas utilization products in the short-term and particularly in the mid-term.

We cannot predict how many purchase orders will ultimately be placed under these awarded contracts.

Results of Operations

Three and Nine Months Ended September 30, 2011 Compared to Three and Nine Months Ended September 30, 2010

Revenues.  The following table presents our revenues for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
	(in $ millions)
Revenues	464.4	451.3	1,395.0	1,282.6

Our revenues increased by $112.4 million, or 8.8%, to $1,395.0 million in the nine months ended September 30, 2011 compared to revenues of $1,282.6 million in the nine months ended September 30, 2010. On a constant currency basis, our revenues increased by 3.7%. Our business typically has been impacted by the level of regional economic growth in the markets in which we operate and the level of investments by our customers in these markets. Increased capital investments by our customers led to increased demand for our products and services in numerous countries in Europe and, to a lesser extent, in Oceania, Latin America and Asia. However, the revenue increase was partly offset by a decline in revenues in North America and the Middle East.

In the nine months ended September 30, 2011, revenues in our gas segment increased by $128.2 million, or 18.9%, to $807.2 million compared to $679.0 million in the nine months ended September 30, 2010. On a constant currency basis, gas segment revenues increased by 13.3%. This increase was driven primarily by continued strong performance in Europe and, to a lesser extent, in North America, Asia and other markets. The revenue increase was driven by improved demand for the majority of our gas metering product lines, and we benefited from the deployment of residential smart meters, particularly in North America, and C&I smart meters, particularly in Europe. Our gas utilization product portfolio showed improvement across all product lines driven primarily by stable markets complemented by increasing global trends of gasification in energy markets and the promotion of cleaner fuels and technologies.

In our electricity segment, revenues decreased by $2.4 million, or 0.7%, to $321.8 million from $324.2 million. On a constant currency basis, electricity segment revenues decreased by 3.8%. Revenues largely were impacted by weakness in North America and, to a lesser extent, the Middle East. The decrease was attributable to reduced revenues from projects in North America finalized in 2010 and from project delays in the Middle East. In addition, Smart Grid projects were affected negatively by weak economic sentiment. These challenging trends were partly offset by growth in markets across Europe and Latin America. In particular, revenues benefited from higher demand for our Smart Offerings in certain European markets and increased electricity infrastructure investments in Latin America.

Revenues in our water segment decreased by $5.6 million, or 1.9%, to $290.0 million from $295.6 million. On a constant currency basis, water segment revenues decreased by 8.1%. Revenues were negatively affected by reduced demand in the Middle East and North Africa and continued weakness in North America. In the Middle East and North Africa, project-related revenues declined due to the completion of major projects in the first nine months of 2010, and revenues were also impacted by the uncertain political environment in this region. In North America, revenues decreased as municipal spending slowed due to economic uncertainty and the tight budgetary environment. This was partly offset by demand in Western Europe and Oceania for our residential meters and our Smart Offerings, related to infrastructure investments.

In the three months ended September 30, 2011, our total revenues increased by $13.1 million, or 2.9%, compared to the prior year period. On a constant currency basis, total revenues decreased by 2.6%. The growth was driven by the gas segment, which was offset by the performance of the electricity and water segments. On a constant currency basis, revenues increased in Europe, driven primarily by continued strong demand in selected European markets.

For more information on our revenue development and trends, see “—Results of Operations by Segment in the Nine Months Ended September 30, 2011 Compared to the Nine Months Ended September 30, 2010.”

Cost of revenues. The following table sets forth our cost of revenues, gross profit and related data for the periods indicated.

	Three Months Ended September 30,				Nine Months Ended September 30,
	2011		2010		2011		2010
	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues
Cost of revenues	318.3	68.5	310.6	68.8	943.9	67.7	885.2	69.0
Gross profit	146.1	31.5	140.7	31.2	451.1	32.3	397.4	31.0

Our cost of revenues increased by $58.7 million, or 6.6%, in the first nine months of 2011 compared to the nine months ended September 30, 2010. This increase was primarily driven by higher volumes. Our gross profit as a percentage of revenues increased to 32.3% in the first nine months of 2011 from 31.0% in the prior year period. The slightly improved gross margin performance in the gas segment, and, to a lesser extent in the electricity segment, outweighed weaker results in the water segment. Several factors combined to drive gross margin development:

•
Our gross margin benefited from a shift in product mix towards higher-margin products, in particular gas utilization and C&I products. A shift in mix towards higher-margin gas products, in higher proportion to electricity and water products, positively impacted our overall margin compared to the prior year period.

•	The improved gross margin was impacted negatively by increased expenses for raw materials used in manufacturing.

•
In addition, gross margin in the nine months ended September 30, 2010 was affected negatively by a write down of inventory in connection with our decision to terminate our relationship with one of our distributors in our electricity segment. The net impact on gross profit was $8.4 million in the first quarter of 2010. Additionally, we recorded inventory reserves of $0.8 million in the third quarter of 2010 to reflect changes in our estimates of the lower of cost or market value of certain inventories.

In the third quarter of 2011, our cost of revenues increased by $7.7 million, or 2.5%, compared with the corresponding period of 2010, predominantly due to higher revenues in the quarter. Expressed as a percentage of revenues, cost of revenues decreased slightly.

Selling expenses.  The following table sets forth information on our selling expenses for the periods indicated.

	Three Months Ended September 30,				Nine Months Ended September 30,
	2011		2010		2011		2010
	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues
Selling expenses	45.3	9.8	41.4	9.2	136.7	9.8	122.2	9.5

Selling expenses increased by $14.5 million, or 11.9%, to $136.7 million, in the first nine months of 2011 compared to the prior year period. Selling expenses, expressed as a percentage of revenues, increased slightly, compared to the first nine months of 2010. Selling expenses increased due to higher revenues and expansion of our key account and opportunity management teams in marketing Smart Offerings in Europe, North America and Latin America. Increased advertising and travel expenses also contributed to the increase.

Selling expenses increased by $3.9 million or 9.4% in the third quarter of 2011 compared with the corresponding period in 2010. Selling expenses, expressed as a percentage of revenues, also increased, compared to the prior-year period. Higher selling expenses were partly offset by lower commissions, driven by a change in the country mix of our revenues.

General and administrative expenses. The following table sets forth information on our general and administrative expenses for the periods indicated.

	Three Months Ended September 30,				Nine Months Ended September 30,
	2011		2010		2011		2010
	in millions	% of revenues	in millions	% of revenues	in millions	% of revenues	in millions	% of revenues
Management Equity Program	$-	-	$-15.0	-3.3	$-	-	$-13.6	-1.1
Other general and administrative expenses	30.7	6.6	38.7	8.6	104.7	7.5	107.2	8.4
Total general and administrative expenses	$30.7	6.6	$23.7	5.3	$104.7	7.5	$93.6	7.3

Our total general and administrative expenses increased by $11.1 million, or 11.9%, to $104.7 million in the first nine months of 2011. General and administrative expenses expressed as a percentage of revenues increased slightly to 7.5% from 7.3% in the prior year. The increase was mainly driven by income from the Management Equity Program (“MEP”) recognized in 2010. In the first nine months of 2010, we recorded a non-cash income of $13.6 million related to the MEP. Until our initial public offering (“IPO”), we recognized compensation expense (or income) relating to the MEP in general and administrative expenses. This expense (or income) was determined by a reference to a formula-based valuation of the shares in our company under the MEP. Since the completion of our IPO, we are no longer required to recognize any charges or income related to the MEP. In connection with our IPO, a Long-Term Incentive Plan (“LTIP”) was implemented which provides for the award of unvested American Depository Shares, to key employees and non-employee directors. Compensation cost is based on the grant-date fair value of the awards and is recognized, net of estimated forfeitures due to termination of employment, on a straight-line basis over the requisite service period of the award and depending on the evaluation of certain performance conditions. Expenses related to the LTIP were $0.9 million in the nine months ended September 30, 2011 and are included in other general and administrative expenses. In the first nine months of 2010, we recorded expenses of $13.8 million in anticipation of becoming a public company, especially in respect of legal advice and other external services. The general and administrative expenses of the first nine months of 2011 reflected the headcount additions and additional costs associated with being a public company as result of our IPO which we completed in October 2010. We have built up additional functions and hired personnel for departments necessary for a public company.

Our general and administrative expenses increased by $7.0 million, or 29.5%, to $30.7 million in the third quarter of 2011, compared to the corresponding period of 2010, largely driven by the income of $15.0 million from the MEP, recognized in the third quarter of 2010. Expressed as a percentage of revenues, other general and administrative expenses in the third quarter of 2011 decreased to 6.6%, from 8.6% in the third quarter of 2010 as we recorded in the third quarter of 2010 expenses of $7.2 million in anticipation of becoming a public company.

Research and development expenses.  The following table sets forth information on our research and development expenses for the periods indicated.

	Three Months Ended September 30,				Nine Months Ended September 30,
	2011		2010		2011		2010
	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues
Research and development expenses	25.1	5.4	22.6	5.0	78.6	5.6	64.0	5.0

Our research and development expenses increased by $14.6 million, or 22.8%, in the first nine months of 2011 to $78.6 million, as compared to the first nine months of 2010. This increase was driven by continued investments across all of our business segments as we increased headcount in the research and development departments. We also increased the use of external services, including engineering consultants and research institutes, particularly in connection with development of Smart Offerings. Expressed as a percentage of revenues, research and development expenses increased to 5.6% from 5.0% in the first nine months of 2010.

In the third quarter of 2011, our research and development expenses increased by $2.5 million, or 11.1%, to $25.1 million, compared to the third quarter of 2010, driven by our ongoing investments in new products in all of our business segments. We increased headcount and the use of external services in the research and development departments.

Other operating income (expense), net. The following table sets forth information on other operating income (expense), net for the periods indicated.

	Three Months Ended September 30,				Nine Months Ended September 30,
	2011		2010		2011		2010
	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues
Other operating income (expense), net	0.2	0.0	5.8	1.3	1.3	0.1	5.4	0.4

Other operating income decreased by $4.1 million in the nine months ended September 30, 2011, compared with the corresponding period in 2010 primarily due to lower gains from foreign currency transactions, partly offset by lower bad debt expense.

In the third quarter of 2011, the decrease in other operating income of $5.6 million compared with the third quarter of 2010 was primarily attributable to lower gains from foreign currency transactions.

Interest expense, net.  The following table sets forth information on interest expense, net for the periods indicated.

	Three Months Ended September 30,				Nine Months Ended September 30,
	2011		2010		2011		2010
	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues
Interest expense, net	11.7	2.5	10.2	2.3	30.7	2.2	48.5	3.8

Interest expense decreased by $17.8 million, or 36.7%, to $30.7 million in the first nine months of 2011 from $48.5 million in the first nine months of 2010. This decrease resulted mainly from positive changes in the fair value of our interest rate swaps. The change in fair value of all interest rate swaps amounted to a decrease in the liability of $9.4 million during the nine months ended September 30, 2011 compared to an increase in the liability of $8.0 million during the nine months ended September 30, 2010.

In the three months ended September 30, 2011, interest expense increased by $1.5 million, or 14.7%, compared with the corresponding period of 2010. This increase was primarily caused by the relative change in the fair value of our interest rate swaps. The change in fair value of all interest rate swaps amounted to a decrease in the liability of $0.6 million during the three months ended September 30, 2011 compared to a decrease in the liability of $2.1 million during the three months ended September 30, 2010.

Loss on extinguishment of debt.  The following table sets forth information on loss on extinguishment of debt for the periods indicated.

	Three Months Ended September 30,				Nine Months Ended September 30,
	2011		2010		2011		2010
	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues
Loss on extinguishment of debt	0.0	0.0	0.0	0.0	13.4	1.0	0.0	0.0

In the second quarter of 2011, we refinanced all of the outstanding indebtedness under our old Senior Facility Agreement (“old SFA”), which resulted in the principal repayment and the termination of the old SFA. The refinancing resulted in a $13.4 million second quarter non-cash charge to write off unamortized debt issuance cost associated with the old SFA. This charge is presented as loss on extinguishment of debt in the statement of operations.

 Other income, net.  The following tables set forth information on other income, net for the periods indicated.

	Three Months Ended September 30,				Nine Months Ended September 30,
	2011		2010		2011		2010
	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues
Other income, net	0.6	0.1	0.5	0.1	2.7	0.2	2.3	0.2

Other income, net includes miscellaneous income, such as income from equity accounted investees and dividends from investments, and expenses not associated with other functional areas.

Income tax expense.  The following tables set forth information on our income tax expense for the periods indicated.

	Three Months Ended September 30,				Nine Months Ended September 30,
	2011		2010		2011		2010
	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues
Income tax expense	8.7	1.9	11.4	2.5	25.6	1.8	22.5	1.8

Our income tax expense increased by $3.1 million to $25.6 million in the nine months ended September 30, 2011, compared to the corresponding period in 2010, primarily a result of higher income.

In the third quarter of 2011, our income tax expense decreased by $2.7 million compared to the third quarter of 2010 largely due to lower income.

Net income from discontinued operations. The following table sets forth information on net income from discontinued operations for the periods indicated.

	Three Months Ended September 30,				Nine Months Ended September 30,
	2011		2010		2011		2010
	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues
Net income (loss) from discontinued operations	-0.7	-0.2	0.0	0.0	-0.7	-0.1	2.6	0.2

Net income from discontinued operations decreased by $3.3 million to $-0.7 million in the nine months ended September 30, 2011, compared to the corresponding period in 2010. In 2010, Elster Group released an accrued liability for expected purchase price adjustment of $2.6 million related to the 2006 sale of the heat treatment business. Elster Group agreed to indemnify the buyer for certain contingent losses that originated prior to the sale of the business and recorded a liability for an expected purchase price adjustment resulting from such indemnification.

In the third quarter of 2011, Elster recorded a loss from discontinued operations of $0.7 million. In 2007, Elster Group sold its furnace business and agreed to indemnify the buyer for certain contingent losses that originated prior to the sale of the business. In the third quarter of 2011, Elster Group was notified by the buyer of a contingent loss of $0.7 million that originated prior to the sale of the business.

Net income.  The following table sets forth information on net income for the periods indicated.

	Three Months Ended September 30,				Nine Months Ended September 30,
	2011		2010		2011		2010
	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues	in $ millions	% of revenues
Net income	24.6	5.3	37.7	8.4	64.5	4.6	56.8	4.4

We recognized net income of $64.5 million in the nine months ended September 30, 2011, compared to net income of $56.8 million in the prior-year period.

In the third quarter of 2011 net income decreased by $13.1 million compared to the third quarter of 2010.

Results of Operations by Segment in the Nine Months Ended September 30, 2011 Compared to the Nine Months Ended September 30, 2010.

The following table sets forth operating data and segment profit for each of our three segments, gas, electricity and water.

	Gas		Electricity		Water		Gas		Electricity		Water
	Three Months Ended September 30,						Nine Months Ended September 30,
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
	(in millions)						(in millions)
Total revenues	$276.4	$236.8	$105.1	$117.7	$91.2	$101.6	$807.2	$679.0	$321.8	$324.2	$290.0	$295.6
thereof to external customers	276.3	235.6	98.8	115.1	89.3	100.6	806.4	675.4	305.7	314.1	282.9	293.1
thereof to other segments	0.1	1.2	6.2	2.6	1.9	1.0	0.8	3.6	16.1	10.0	7.1	2.5
Segment profit	$64.1	$59.2	$8.3	$16.9	$3.5	$9.2	$193.3	$164.8	$24.5	$36.5	$15.6	$28.4

We prepare our segment reporting in accordance with U.S. GAAP and report our segment profitability based on our internal reporting methodology for managing the segments, assessing results internally, and allocating internal resources. This methodology may be different than that of other companies, and thus may not be comparable to similar measures reported by other companies.

We assess the performance of our segments using the measure “segment profit.” In determining segment profit, our management either adjusts for a number of items that it believes have little or no bearing on the day-to-day operating performance of our business segments or does not allocate those items to the segments. For further information regarding our segment results and changes we have made to the segment profit calculation commencing in the second quarter of 2011, see Note 15 to our unaudited interim condensed consolidated financial statements included in this Report.

Gas

Revenues. In the first nine months of 2011, gas segment revenues increased by $128.2 million, or 18.9%, to $807.2 million from $679.0 million in the first nine months of 2010. On a constant currency basis, gas segment revenues increased by 13.3%.

The increase in our revenues in the first nine months of 2011 compared to the first nine months of 2010 was driven primarily by buoyant markets in the natural gas and gas-related business. This development was complemented by the increasing gasification in many energy markets and improved demand across the commercial, industrial and residential sectors for the gas utilization product portfolio and gas metering products. Revenues were significantly higher in most major markets, particularly in Western Europe and, to a lesser extent, in North America and Eastern Europe.

Continued strong performance of all product lines from the gas utilization product portfolio contributed to the results, as these products benefited from higher demand from our customers of our process heat and heat-control systems in the first nine months of 2011. In particular, revenues for our heat-control systems and related services increased due to a higher demand for residential products. Economic recovery through the first months of 2011 drove the improved demand for our gas utilization portfolio on a year-over-year basis as well.

Demand for the majority of our gas metering product lines also improved in the first nine months of 2011. We had particular strength in C&I gas meters with significant upswing in demand for rotary meters as well as an improved demand for our Smart Offerings. In addition, revenues from gas metering-related services and projects and gas electronic products benefited from buoyant conditions in most major markets and investment in gas infrastructure in Europe.

North American markets also contributed to the revenue improvement. In the first nine months of 2011, we increased our revenues from residential meters in our gas segment, particularly through the combination of third-party AMR communication modules with our own meters. In addition, North American revenue growth was driven by improved demand for C&I gas meters and gas metering-related services. This was offset by a decline in demand for our gas distribution products, which generated considerable project-related revenues in the first nine months of 2010.

Segment profit. Our gas segment profit increased by $28.5 million, or 17.3%, to $193.3 million in the first nine months of 2011 from $164.8 million in the first nine months of 2010. The segment profit margin decreased slightly by 0.4 percentage points to 23.9% in the nine months ended September 30, 2011, from 24.3% in the nine months ended September 30, 2010. On a constant currency basis, gas segment profit increased by 11.1%.

The segment profit increase was driven primarily by the increase in revenues and also by a shift towards higher-margin products and higher capacity utilization. The segment profit increase was partly offset by higher prices for raw materials used in manufacturing, owing primarily to increased global demand, and by increased headcount expenses. Headcount additions, primarily in manufacturing, sales and research and development, were related to increased product demand and our ongoing investments in new products. Gas segment profit also was offset partially by increased research and development expenses compared to the first nine months of 2010, as we continued to focus on the development of new products, particularly for our Smart Offerings and our gas infrastructure product portfolio.

The segment profit in our gas segment includes $5.4 million in income from participations from segments of the Elster Group other than the gas segment in the first nine month of 2011, which decreased from $7.2 million in the same period of 2010.

Electricity

Revenues. In the nine months ended September 30, 2011, electricity segment revenues decreased by $2.4 million, or 0.7%, to $321.8 million from $324.2 million in the nine months ended September 30, 2010. On a constant currency basis, electricity revenues decreased by 3.8%.

The revenue decrease is attributable primarily to a number of projects in North America we finalized in 2010, which we were not able to completely replace in the first three quarters of 2011. Toward the end of 2010, we observed that some of our customers in North America were moving more deliberately with their evaluation processes for Smart Grid projects. This trend has persisted, creating a longer sales cycle, and negatively impacting electricity segment revenues in the first three quarters of 2011. Project delays in the Middle East also negatively impacted revenues.

This decrease was partly offset by higher revenues in Europe in the first three quarters of 2011. We saw increased utility investments in electric metering infrastructure in both Western and Eastern Europe, which drove increased deliveries of our Smart Offerings. Increased sales in Latin America and Asia also had a positive impact on electricity segment revenue, though to a lesser extent.

Segment profit. Our segment profit in electricity decreased by $12.0 million, or 32.9%, to $24.5 million in the nine months ended September 30, 2011 from $36.5 million in the first nine months of 2010. The segment profit margin decreased by 3.7 percentage points to 7.6% in the nine months ended September 30, 2011 from 11.3% in the nine months ended September 30, 2010. On a constant currency basis, our segment profit decreased by 34.0% in the first three quarters of 2011.

Drivers for the segment profit decrease in the nine months ended September 30, 2011, compared to the nine months ended September 30, 2010, include higher costs associated with the continued investment in new product development, further upgrades of our EnergyAxis system, as well as new variants of our Apollo meter platform with different communication modules for use in residential smart metering systems. In addition, we recorded expenses related to new product implementations. The ongoing expansion of our sales force, focused on marketing our Smart Offerings particularly in Europe, Latin America and North America, also resulted in higher selling expenses.

Water

Revenues.  In the nine months ended September 30, 2011, water segment revenues decreased by $5.6 million, or 1.9%, to $290.0 million from $295.6 million in the first nine months of 2010. On a constant currency basis, our revenues in the water segment decreased by 8.1%.

We recorded lower revenues in the Middle East and North Africa, where a large contract was concluded in the first nine months of 2010. Moreover, the uncertain political environment and the resulting effect on infrastructure spending negatively impacted our revenues in the Middle East and North Africa. In North America, revenues decreased as municipal spending slowed down especially in the United States as a result of the economic uncertainty. These factors contributed to a considerable reduction in project-related revenues on a year-over-year basis in the first nine months of 2011. In contrast, we recorded strong growth mainly in Western Europe, particularly for our volumetric residential product portfolio, where utilities’ investment grew. In Western Europe, we also benefited from increased revenues from our Smart Offerings. Our revenues in Oceania were positively impacted by project-related demand for residential meters and Smart Offerings.

Segment profit.  The segment profit in our water segment decreased by $12.8 million, or 45.1%, to $15.6 million in the first nine months of 2011 from $28.4 million in the nine months ended September 30, 2010. The segment profit margin decreased by 4.2 percentage points, to 5.4% in the first nine months of 2011 from 9.6% in the nine months ended September 30, 2010. On a constant currency basis, our water segment profit decreased by 50.7% to $14.0 million.

Drivers for the segment profit decrease in the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010 include impacts from reduced volumes, which impacted the operational leverage as well as a less favorable geographic and product mix. Strong competitive pricing in several markets, due to the lower volumes, as well as higher year-on-year prices for raw materials also adversely impacted margins. Continued business overhead and operational spend controls assisted in mitigating some of these impacts but we continued to invest in research and development to enhance our Smart Offering water solutions and polymer metering product portfolio. In the second quarter of 2011, we recorded a number of charges that were discrete to that quarter.

Liquidity and Capital Resources

We derive most of our liquidity from cash flows from operations, the senior notes issued in April 2011 and borrowings under our multicurrency revolving credit facility agreement. Our cash flows can be volatile and are sensitive to various factors including changes in working capital and the timing and magnitude of capital expenditures and payments on our indebtedness.

Cash Flows
	Nine Months Ended September 30,
	2011	2010
	(in millions)
Cash flows from operating activities	$154.0	$82.3
Net cash flow used in investing activities	-33.4	-19.5
Net cash flow from (used in) financing activities	-219.8	11.6

Effect of exchange rate fluctuations on cash held	2.2	2.1
Cash and cash equivalents at the end of the period	119.3	151.8

Nine Months Ended September 30, 2011 Compared to the Nine Months Ended September 30, 2010

We recognized an operating cash inflow of $154.0 million in the first nine months of 2011, as compared to an operating cash inflow of $82.3 million in the first nine months of 2010. The key drivers of the change were primarily higher revenues at improved gross margins. Cash outflow related to working capital in the first nine months of 2011 was below the level of the prior year period despite higher revenues.

In the nine months ended September 30, 2011, we recognized a net cash outflow of $33.4 million for investing activities, compared to a $19.5 million net cash outflow in the nine months ended September 30, 2010. The outflows in the first nine months of 2011 are attributable to replacement costs related to our production equipment, enhancement and expansion of production capabilities for Smart Offerings and the ordinary-course purchase of new computer software licenses for workstations and servers across our group. In the nine month ended September 30, 2011, we recorded proceeds from disposals of property, plant and equipment and intangible assets of $3.0 million, as compared to proceeds of $9.1 million in the nine months ended September 30, 2010.

Our cash outflow from financing activities was $219.8 million in the nine months ended September 30, 2011, as compared to an inflow of $11.6 million in the nine months ended September 30, 2010. Cash outflow was driven primarily by the refinancing of our outstanding senior indebtedness under the old SFA and additional reduction of debt. In addition, we paid dividends to noncontrolling interests in the first nine months of 2011. The cash inflow from financing activities in the first nine months of the prior year was due to proceeds from our bank borrowings exceeding repayments.

As of September 30, 2011, our cash and cash equivalents decreased to $119.3 million at September 30, 2011 compared to $151.8 million as of September 30, 2010. This decrease was mainly caused by the repayment of debt in connection with the refinancing of our old SFA, offset by cash flows from operating activities of $154.0 million. Exchange rate fluctuations on cash held also had a positive impact on our cash and cash equivalents. At December 31, 2010, we had cash and cash equivalents of $216.3 million.

Refinancing

On April 21, 2011, the Group refinanced all of its outstanding senior indebtedness under the old SFA with cash on hand ($109.4 million), the net proceeds from the issuance of €250 million aggregate principal amount of senior notes due 2018 (the “Senior Notes”) ($359.1 million) and amounts drawn ($398.1 million) under a new multicurrency revolving credit and bank guarantees facilities agreement (the “RCF”).

The Senior Notes were issued by our finance subsidiary Elster Finance B.V., are guaranteed by Elster Group SE and those of its subsidiaries that are guarantors under the RCF and are unsecured. The Senior Notes have a coupon of 6.25% per annum, payable semi-annually, and may be redeemed by us prior to maturity at specified redemption prices or upon certain changes in withholding taxes. The Senior Notes contain a number of covenants that restrict the Group’s ability to, among other things:

•	issue or incur additional debt;

•
declare or pay any dividends on or make any distribution on our capital stock, purchase or redeem any shares of our capital stock and make certain investments (we may make such restricted payments, among other things, out of up to 50% of the consolidated adjusted net income we generate from January 1, 2011, if we are not in default under the Senior Notes and our fixed charge coverage ratio is higher than 2:1 at such time);

•	enter into certain non-arm’s length transactions with affiliates;

•	grant liens on our assets unless the Senior Notes are also secured by such assets;

•	dispose of assets;

•	impose restrictions on the ability of subsidiaries to pay dividends to make other payments; and

•	consolidate or merge with or into another entity or sell, transfer, lease or otherwise dispose of all or substantially all of the properties and assets of our company.

The terms of the Senior Notes will require us, in the event of a change of control of our company, to make an offer to each holder of the Senior Notes to repurchase all or any part of such holder’s Senior Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest. A change of control will occur, among other things, if a person or group (other than investment funds (or persons controlled by such funds, including Rembrandt) advised by CVC Capital Partners) becomes the beneficial owner of more than 50% of the voting power in our company.

The Senior Notes include customary events of default, including certain cross-acceleration and cross-payment defaults, the occurrence of which would enable the holders to declare the Senior Notes due and payable.

The refinancing resulted in a $13.4 million ($10.3 million net of tax) second quarter non-cash charge to write-off unamortized debt issuance cost associated with the RCF. We incurred refinancing cost of $12.6 million for the RCF and $8.0 million for the Senior Notes which will be capitalized and amortized into interest expense over their respective terms.

The RCF currently includes a syndicate of 13 banks and consists of a €450 million multicurrency revolving credit facility and a €140 million multicurrency revolving letter of guarantee facility, each maturing in April 2016. For further information concerning our RCF, please see the press release we issued on April 8, 2011.

Legal Proceedings

From time to time, we and our subsidiaries are involved in litigation in the ordinary course of our business activities. Currently, there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which we are aware), which may have, or have had in the recent past, material effects on our financial condition or profitability. For further information on asbestos cases, please see “Item 8. Financial information—Legal Proceedings” of our Annual Report on Form 20-F dated March 10, 2011, filed with the SEC. There have been no material changes to the cases as disclosed in the Annual Report.

Risk Factors

As a company, we face numerous risks incidental to our business.  We face risks that are inherent to companies in our industry, as well as operational, financial and regulatory risks that are unique to us.  These and other material risks that we face are described in detail in “Item 3. Key Information— Risk Factors” of our Annual Report on Form 20-F dated March 10, 2011, filed with the SEC.

 We encourage you to read the detailed description of the risks that we face in our Annual Report on Form 20-F. The occurrence of one or more of the events described in the Risk Factors section of the Annual Report could have a material adverse effect on our company and our results of operations, cash flows and financial condition which could result in a decrease in the value or trading prices of our securities.